SilverCrest Announces Completion of Construction and Start of Commissioning
Activities at Las Chispas

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - May 26, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that Ausenco Engineering Canada Inc. ("Ausenco") has completed construction and handed over the Las Chispas processing plant to SilverCrest, ahead of the Feasibility Study* schedule. Other construction activities handled directly by SilverCrest (road, bridge, dry stack tailings facility, temporary diesel power plant and assay lab) have also been completed.

Processing plant commissioning is now underway with the plant expected to reach commercial production in Q4, 2022. Given the extensive amount of underground development completed to date, there is a significant amount of stockpiled ore on surface to allow for a more measured ramp-up of underground mining over the first few years of production and increased operational flexibility. The Feasibility Study outlined a plan in which the process plant will not be fed exclusively from underground mined material until 2025.

Operations are currently being powered by both the diesel generators and the partially completed power line, which collectively is providing all of the Las Chispas power requirements.  SilverCrest anticipates fully transitioning away from the diesel generators in H2, 2022 as CFE (Comision Federal de Electricidad, Mexico's power authority) finalizes its portion of the power line.

While the final capital costs incurred remain to be settled, the capital cost of the Las Chispas Project is anticipated to be below the US$137.7 million budget estimated in the Feasibility Study.

N. Eric Fier, CEO, remarked, "We are extremely proud to achieve this key milestone, ahead of schedule and under budget. I commend all who have been involved in the project to date and thank our stakeholders, including local communities, for their continued support. Completing construction marks a significant de-risking step as we move towards becoming a high-grade precious metal producer. With our skilled and experienced team in place, we are well positioned to work through commissioning and ramp-up to achieve commercial production in Q4, 2022. While doing so, we will continue with exploration, advancing ongoing projects in the nearby communities, and looking at ways to add further value for our shareholders."

Pierre Beaudoin, COO, commented, "I would like to thank the combined team of Ausenco and SilverCrest for their continued efforts over the past 17 months. Completing construction during the COVID-19 pandemic has tested everyone's resilience and it is with great satisfaction that I congratulate them for accomplishing an incredible trio of successes: No major accidents, below budget and ahead of schedule. I am convinced that this will be amongst the highlights of their respective careers. With handover now complete, we are excited to take the project forward into production.  It is also with great pleasure to announce that we have opened a new assay lab in the nearby community of Arizpe (Sonora, Mexico), which has created a significant number of new local jobs that may be sustained beyond the mine life of Las Chispas."

* NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project dated January 4, 2021 ("Feasibility Study").

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and near-term production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed construction of its Las Chispas Project and is proceeding with commissioning. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the timing and expectations of the Company completing commissioning and ramp up and achieving commercial production in Q4, 2022, connection to the power grid in H2, 2022, and underground development to reach full capacity in 2025. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:

SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager
Investor Relations and Corporate
Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1